SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of February 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of February 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1.	Press Release dated February 7, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
	By:	/s/ Brent Flichel
		Name:	Brent Flichel
Dated: February 7, 2006		Title:	Vice President Finance and CFO

F O R   .    I M M E D I A T E   .    R E L E A S E
Spectrum Signal Processing Reports Fourth Quarter and 2005 Year End Results
Burnaby, B.C., Canada — February 7, 2006 — Spectrum Signal Processing Inc. today announced its financial results for its fourth quarter and year ended December 31, 2005. Spectrum reports all results in US dollars and in accordance with US GAAP. Key fourth quarter financial results include:
•	Revenue of $3.7 million;
•	Gross profit of $2.4 million, or a gross margin of 64% of revenue;
•	Net operating expenses of $2.7 million;
•	Net loss of $321,000, or $0.02 per share; and,
•	A cash balance of $2.3 million at December 31, 2005.
“2005 was clearly a challenging year, but I’m pleased that for the first time since adopting a defense focus in 2000, Spectrum saw its core wireless revenues grow year-over-year,” stated Pascal Spothelfer, Spectrum’s President and CEO. “2005 was also a pivotal year from design-in, production-win and product line perspectives. We finished the year with over 35 active design-ins, announced production opportunities with General Dynamics and Globalstar LLC and introduced our next generation SDR-4000 product line. I am truly excited about our prospects for the SDR-4000, a robust family of size, weight and power reduced rugged software defined radio products designed specifically for tactical military communications applications. Overall, while I’m not satisfied with our financial performance for 2005, I am very encouraged with the validation of our strategy.”
FINANCIAL RESULTS
Revenues for the fourth quarter of 2005 were $3.7 million, compared to revenues of $3.5 million for the third quarter of 2005 and revenues of $4.6 million for the fourth quarter of 2004.
Wireless revenues were $3.6 million for the fourth quarter of 2005, compared to wireless revenues of $3.4 million for the third quarter of 2005 and $4.2 million for the fourth quarter of 2004. Packet-voice revenues were $108,000 for the fourth quarter of 2005, compared to packet-voice revenues of $77,000 for the third quarter of 2005 and packet-voice revenues of $416,000 for the fourth quarter of 2004. The Company ceased all new development in its packet-voice product line in January 2004 in light of significant processor roadmap risk and general market uncertainty. As a result, the Company expects revenues from packet-voice products and services to be nominal in 2006.
The company’s gross profit for the fourth quarter of 2005 was $2.4 million, or a gross margin of 64% of revenue, compared to $2.0 million, or a gross margin of 58% of revenue, for the third quarter of 2005 and $2.8 million, or a gross margin of 61% of revenue, for the fourth quarter of 2004.
Operating expenses for the fourth quarter of 2005 were $2.7 million, compared to $2.5 million for the third quarter of 2005 and $2.5 million for the fourth quarter of 2004. Operating expenses for the fourth quarter of 2005 included a $259,000 expense offset recorded pursuant to the company’s research and development funding agreement with Technology Partnerships Canada.
Spectrum recorded a net loss of $321,000 for the fourth quarter of 2005, or $0.02 per share, compared to a net loss of $469,000, or $0.02 per share, for the third quarter of 2005 and net earnings of $294,000, or $0.02 per share, for the fourth quarter of 2004.
Spectrum’s cash position, net of bank indebtedness, at December 31, 2005 stood at $2.3 million, compared to $3.3 million at December 31, 2004.
Spectrum recorded revenues of $14.7 million for fiscal 2005, compared to revenues of $17.9 million for fiscal 2004. Wireless product and services revenues were $13.9 million for fiscal 2005, compared to wireless revenues of $13.7 million for fiscal 2004. Packet-voice product and services revenues were $829,000 for fiscal 2005, a decrease of 80% compared to packet-voice revenues of $4.1 million for fiscal 2004. Spectrum generated a gross profit of $9.1 million, or a gross margin 62% of revenue, in fiscal 2005, compared to a gross profit of $10.5 million, or a gross margin 59% of revenue, in fiscal 2004. The company recorded a net loss of $1.5 million in fiscal 2005, or $0.08 per share. Spectrum posted a net loss of $1.6 million, or $0.09 per share, in fiscal 2004, including restructuring-related charges of $2.6 million.

1

OPERATIONAL HIGHLIGHTS
Subsequent to the release of its third quarter results on November 2, 2005, Spectrum announced:
•	The successful completion of the first over-the-air demonstration for the Advanced Satcom Terminal Technology Demonstration Program in concert with MacDonald, Dettwiler and Associates (TSX: MDA) and QinetiQ;
•	Two design-ins with an undisclosed US defense contractor:
•	Under the first program, Spectrum supplied its PRO-3500 base-band processing solutions for the development of a Software Communications Architecture compliant waveform. This waveform will be used for a next generation military satellite communications system designed to provide simultaneous voice, data and video communications for US and Allied forces anywhere in the world. This SCA compliant waveform will be able to operate on Joint Tactical Radio System devices.
•	Under the second program, Spectrum supplied its SDR-3000 SMRDP, an integrated “RF to Ethernet” subsystem, to be used as part of a broader communications system under a classified program.
•	The appointment of Mike Farley as President of its wholly owned US subsidiary, Spectrum Signal Processing (USA) Inc. and the retirement of Peter W. Roberts from its Board of Directors.
CONFERENCE CALL INFORMATION
Spectrum will conduct a conference call and live audio web-cast on February 7, 2006 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone or audio web-cast. The conference call dial-in number is 1.866.497.3339. The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. A conference call replay will be available via Spectrum’s web site until February 21, 2006.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by Pascal Spothelfer, and the above statements contained in this Business Outlook, are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: change in business strategy, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.
TM flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

2

Spectrum Signal Processing Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended December 31,		Twelve months ended December 31,
	2004	2005	2004	2005

	(Unaudited)	(Unaudited)

Sales	$4,597	$3,737	$17,858	$14,743
Cost of sales	1,810	1,331	7,380	5,657

	2,787	2,406	10,478	9,086
Expenses
Administrative	848	1,064	3,647	3,776
Sales and marketing	639	749	2,491	3,221
Research and development	862	771	2,763	2,969
Amortization	151	162	582	662
Write-down of capital assets	—	—	270	—
Restructuring and other charges	(6)	(4)	2,312	51

	2,494	2,742	12,065	10,679

Earnings (loss) from operations	293	(336)	(1,587)	(1,593)

Other
Interest expense	2	3	14	3
Other income	(3)	(18)	(9)	(58)

	(1)	(15)	5	(55)

Net earnings (loss)	294	(321)	(1,592)	(1,538)

Deficit, beginning of period	(21,839)	(22,762)	(19,953)	(21,545)

Deficit, end of period	$(21,545)	$(23,083)	$(21,545)	$(23,083)

Earnings (loss) per share
Basic	$0.02	$(0.02)	$(0.09)	$(0.08)
Diluted	$0.02	$(0.02)	$(0.09)	$(0.08)

Weighted average shares
Basic	17,883,610	18,878,122	16,928,135	18,806,774
Diluted	18,880,522	18,878,122	16,928,135	18,806,774

Spectrum Signal Processing Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	December 31,	December 31,
	2004	2005

ASSETS
Current assets
Cash and cash equivalents	$3,326	$2,275
Restricted cash	73	24
Trade receivables, net of allowance for doubtful accounts of $273 (2004 — $403)	3,736	2,542
Receivable from Technology Partnerships Canada	257	752
Inventories	1,784	1,672
Prepaid expenses	157	184

	9,333	7,449

Capital assets	1,370	1,152
Other assets	274	243

	$10,977	$8,844

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,770	$1,405
Accrued liabilities and other current liabilities	1,814	1,059
Deferred revenue	216	161

	3,800	2,625

Long-term obligations	905	866

Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 18,878,122 (2004 — 18,369,644)	28,857	29,481
Additional paid-in capital	667	697
Warrants	114	79
Deficit	(21,545)	(23,083)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	6,272	5,353

	$10,977	$8,844

Spectrum Signal Processing Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended December 31,		Twelve months ended December 31,
	2004	2005	2004	2005

	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net earnings (loss)	$294	$(321)	$(1,592)	$(1,538)
Adjustments to reconcile net earnings (loss) to net cash provided by (used for) operating activities
Amortization	157	170	609	693
Write-down of capital assets	—	—	270	—
Non-cash portion of restructuring charges	(246)	(4)	80	51
Unrealized gain on foreign currency instruments	(17)	31	(17)	17
Changes in operating assets and liabilities
Restricted cash	(11)	—	(73)	49
Accounts receivable	427	87	235	699
Inventories	217	14	40	112
Prepaid expenses	26	63	(37)	(44)
Accounts payable	133	(232)	(89)	(365)
Accrued liabilities and other current liabilities	(251)	(145)	(3)	(845)
Deferred revenue	216	(19)	216	(55)

Net cash provided by (used for) operating activities	945	(356)	(361)	(1,226)

Cash flows from investing activities
Purchase of capital assets	(308)	(92)	(444)	(444)

Net cash used for investing activities	(308)	(92)	(444)	(444)

Cash flows from financing activities
Issue of shares on exercise of share purchase warrants and options, net of issue costs	906	—	1,707	619
Issue of shares for cash, net of issue costs	(12)	—	1,966	—

Net cash provided by financing activities	894	—	3,673	619

Net increase (decrease) in cash and cash equivalents during the period	1,531	(448)	2,868	(1,051)
Cash and cash equivalents, beginning of period	1,795	2,723	458	3,326

Cash and cash equivalents, end of period	$3,326	$2,275	$3,326	$2,275

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.